Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

August 26, 2024

Filed via EDGAR
Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Messrs. Parachkevov and Worthington:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP and Susan Lively of Grayscale Investments, LLC with regard to Pre-Effective Amendment Nos. 6/6 (“PEA 6”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the Grayscale Privacy ETF (the “Fund”). Below we have provided your comments and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Principal Investment Strategy

1.	Comment: Please provide the Staff with an updated constituent list for the Index as of a more recent date.

Response: The Registrant has supplementally provided an updated constituent list for the Index as requested.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
August 26, 2024

2.
Comment:  With respect to the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting” please clarify the disclosure to state that the criteria, selection and weighting is applied by the Index Provider.

Response: The Registrant has revised the disclosure as requested.

3.
Comment:  With respect to the first bullet point in the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Criteria For Equity Securities” the disclosure notes that to be included in the Index the security must be listed in either a developed (including the U.S.) or emerging market based on the Index Provider’s country classification system.  Please address the following comments.

	a)	Comment: Does a company’s classification as a developed market company or emerging market company impact its inclusion in the Index?

Response:  To be eligible for the Index a company must first be either a developed market company or an emerging market company based on the Index Provider’s country classification system.  In other words, a frontier market company would not be eligible for inclusion in the Index.

	b)	Comment: Please clarify whether the Index Provider uses a rules-based framework to determine if a country is considered listed in a developed or an emerging market.

Response: The Index Provider uses a rules-based framework to determine if a company is considered listed in a developed or emerging market.

c)
Comment:  Please confirm supplementally whether the rules-based framework for determining whether a country is considered listed in a developed or an emerging market is publicly available and how investors can access that information.  In the event that such framework is not publicly available please consider updating the disclosure to provide a list of countries that are developed and emerging markets in the appropriate section in the Registration Statement.

Response:  The rules-based framework is publicly available on the Index Provider’s website along with the Index methodology document. Please see the Index Provider’s website: https://indxx.com/announcements/index-documents.  The Registrant has updated the Fund’s Prospectus to include the following language:

“As of August 2024, the list of developed markets includes the United States, Canada, Australia, Hong Kong, Japan, New Zealand, Singapore, South Korea Taiwan, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Israel, Italy, Poland, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom and the list of emerging markets countries includes Brazil, Chile, Colombia, Mexico, Peru, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Czech Republic, Greece, Hungary, Kuwait, Qatar, South Africa, Turkey and the United Arab Emirates.”

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
August 26, 2024

4.
Comment:  With respect to the first bullet point in the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Selection For Equity Securities” the disclosure notes that “[B]usiness exposure to a sub-theme is a binary evaluation of the business segments that a company is engaged in (i.e., either the business segment is or is not in a particular sub-theme), with no measurement to the level of involvement in a particular sub-theme for purposes of the exposure score.”  Please clarify this statement. The Staff’s understanding is that the measure of all levels of involvement matters, i.e., since “all” business operations are tied to one or more of the core themes, there needs to be an assessment if it is all versus some of the business operations related to one or more core sub-themes.

Response: The Registrant has revised the disclosure in the Fund’s Prospectus as follows in response to the comment:

“Business exposure to a sub-theme is an ~~binary~~ evaluation of whether or not a certain business segment that a company is engaged in is attributable to one of the aforementioned sub-themes. If a certain business segment is attributable to one of the sub-themes, it will be tagged as relevant to that sub-theme.  A business segment cannot be tagged to multiple sub-themes. If the business segment is not attributable to any sub-theme, that segment is considered not relevant to that sub-theme. For the purposes of exposure scoring, no measurement to the level of involvement (i.e., level of revenue in absolute terms or relative to the overall business) in a particular sub-theme is considered.”

5.
Comment:  With respect to the first bullet point in the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Selection For Equity Securities” the disclosure notes that “[U]pon such evaluation, revenue may be an indicator of active participation in a particular sub-theme, but amount of revenue is not considered for purposes of assigning an exposure score.” Please clarify, is it that revenue from a sub-theme is not taken into account or that it is not the sole consideration? If it is not taken into account, then what data from publicly available documents (i.e., annual reports, etc.) are deemed relevant here. If revenue is taken into account but it is not the sole factor, what other factors impact how the Index Provider assesses “business operations” as being tied to a sub-theme?

Response: Identification of business segments involves the evaluation of each company’s operational and business segments in the sole effort to identify the participation and relevancy of the company to sub-themes across the Core Data Privacy Segment or the Network and Communication Security Providers sub-theme. Revenue results in different operations of the company are a natural result of undergoing this evaluation but are not considered for purposes of assigning an exposure score of 4 or 2. The Index methodology is simply trying to determine whether all of the business operations of the company are related to the Core Data Privacy Segment (score of 4), or if at least one but not all the business operations of the company are related to the Core Data Privacy Segment (score of 2). The revised disclosure added in response to Comment 4 above provides further clarification of what is and is not considered as part of the evaluation.

6.
Comment:  With respect to the third bullet point in the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Selection For Equity Securities” the disclosure notes that the selection criteria includes the mission/vision/business commitment of the company. Please clarify whether this is determined by reference to a public statement, an official mission statement, or something else.

Response:  The Registrant notes that the Index Provider determines the mission/vision/business commitment of the company with reference to publicly available information provided by the company, including any sort of official public statements, and has revised the disclosure to clarify this.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
August 26, 2024

7.
Comment:  With respect to the last paragraph in the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Selection For Equity Securities” the disclosure notes that “if the number of eligible securities is less than 30 based on Primary exposure scores, then securities with Secondary exposure scores will be added by largest total market capitalization to reach a minimum of 30 securities.” Please clarify whether the securities with secondary exposure scores will be added based first on largest total market capitalization or whether the highest Secondary exposure score will be considered.

Response:  The Registrant has revised the disclosure in light of the comment to reflect that securities with Secondary exposure scores are first added by largest market capitalization irrespective of their Secondary exposure score, as shown below.

“However, if the number of eligible securities is less than 30 based on Primary exposure scores, then securities with Secondary exposure scores will be added by largest total market capitalization (and not by which security has the highest Secondary exposure score) to reach a minimum of 30 securities.”

8.
Comment:  With respect to the section of the Fund’s Prospectus titled “Principal Investment Strategy – Secondary Sub-Theme – Criteria, Selection and Weighting – Weighting” the disclosure notes that “[a]n upper security cap of 5% is applied. The aggregate weight of securities with weights greater than or equal to 5% must not exceed 40%.” Please clarify in the disclosure whether this means that no more than 5% of the Fund’s assets will be invested in one security and if so, please revise the second sentence as it seems incongruous.

Response: The Registrant has revised the disclosure in the Fund’s Prospectus as shown below:

“If as a result of a rebalance, ~~In case~~ the aggregate weight exceeds 40%, a secondary cap of 4.5% is applied.”

9.
Comment:  The Fund’s Prospectus notes that “[T]he Fund also will not invest in initial coin offerings. The Fund may, however, have indirect exposure to digital assets by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.” Please explain supplementally what types of issuers selected for inclusion in the Index will hold digital assets as proprietary investments or alternatively please consider revising the disclosure.

Response:  The Registrant notes that there is certainly the potential for indirect exposure to digital assets by virtue of its investments in companies that may use, have exposure to, or have some connection to digital assets in business activities, as proprietary investments, or even simply as part of their treasury management. That said, it is difficult to be prescriptive about the types of issuers selected for inclusion in the Index that will hold digital assets. The Index methodology does not seek to include issuers based on their involvement in digital assets – this is not a metric for selection or inclusion. That said, the Blockchain-based privacy solutions sub-theme offers the potential for issuers that are of higher potential to have involvement, or operate in segments that live closer to, digital assets. Again, investing in companies that use one or more digital assets as part of their business activities is not part of the principal investment strategy, and we observe that it is possible that any issuer (i.e., Okta or Apple) may have investments in digital assets.

10.
Comment:  Please explain why there are only 26 constituents as of May 31, 2024 if the Index also considers secondary exposure scores. If there is a possibility that there are not enough secondary exposure constituents and if the number of constituents can be less than 30 please disclose applicable risks as relevant. Please also note how many of the 26 constituents constitute pure play companies vs. issuers with secondary scores.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
August 26, 2024

Response:  After the Index methodology’s selection process is completed, there is a possibility that there will be less than 30 Primary and Secondary companies. The Registrant has updated the disclosure in the Fund’s Prospectus as shown below in response to the Staff’s comment:

“If there are fewer than 30 securities with Primary and Secondary exposure scores, then all securities with Primary or Secondary exposure scores will be included in the Index and it may be the case that there are fewer than 30 securities included in the Index.”

Principal Investment Risks

11.	Comment: Please revise the risk factor titled “Asset Class Risk” to remove reference to “other assets” if not applicable.

Response: The Registrant has removed the risk factor titled “Asset Class Risk”.

Additional Information About the Fund

12.
Comment:  With respect to the second paragraph in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND - Additional Information About the Index” the Staff notes that there is a reference to frontier markets when describing geographic markets in which the Fund may invest.  Please use consistent terminology throughout to refer to the markets in which the Fund may invest.

Response: As noted in response to Comment #3.a. above, the Index does not include companies in frontier markets. The Registrant has revised the disclosure accordingly.

13.
Comment:  With respect to the second paragraph in the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND - Additional Information About the Index” the disclosure notes that “[E]conomic factors include Gross National Income per capita and the Human Development Index.” The Staff notes that these terms are capitalized in the disclosure. To the extent that these terms have a particular meaning please clarify within the disclosure.

Response: The Registrant has revised the disclosure in the Fund’s Prospectus as follows in response to the Staff’s comment:

“Economic factors include Gross National Income (“GNI”) per capita and the Human Development Index (the “HDI”). GNI per capita is a metric, used by the World Bank, to classify countries based on their income levels.  The HDI is a composite measure, published annually by United Nations Development Programme, to measure a country’s life expectancy, level of education and economic development.”

Statement of Additional Information – Investment Restrictions

14.
Comment:  Several of the Fund’s fundamental investment restrictions include “to the extent permitted under the 1940 Act” language.  Please add supplemental disclosure that provides more information/detail about what is permitted under the 1940 Act related to these fundamental investment policies.

Response: The Registrant has revised the disclosure as requested.

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
August 26, 2024

Agreement and Declaration of Trust

15.
Comment:  We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Please add a provision to the Agreement and Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary in the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees covered by the waiver provision(s) in the Agreement and Declaration of Trust modifying shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant has added the following provision to Article IV, Section 3(a) of the Agreement and Declaration of Trust in response to the comment:

“No provision of this Section 3(a) or this Declaration of Trust shall limit or eliminate any duty under the federal securities laws (including any fiduciary duties of loyalty and care) a Trustee or officer owes to the Trust with respect to claims asserted under the federal securities laws.”

* * * * *
Please do not hesitate to contact me at the above-referenced telephone number, or in my absence, to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Investments, LLC
Susan Lively, Grayscale Investments, LLC
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP